Filed by Pixelworks, Inc. Pursuant to Rule 425

under the Securities Act of 1933.

In Addition, Pixelworks, Inc. deems this communication to be

filed under Rule 14a-12 of

the Securities Exchange Act of 1934.

Subject Corporation: Pixelworks, Inc.,

Commission File No. 000-30269.

Filing Date: March 18, 2003

On March 17, 2003, Pixelworks, Inc. and Genesis Microchip Inc. announced that they have entered into a merger agreement whereby Pixelworks is to acquire Genesis. The following is a series of slides relating to the merger that were presented and discussed in greater detail with the employees of Pixelworks, Inc. on March 17, 2003:

The Merger of Genesis and Pixelworks

March 17, 2003

Announcement

Merging into One Company

Creating

Leading Provider of Innovative –
Cost Effective IC Solutions For Advanced Displays

- Why are we doing this?
- What is the timeline?
- What is the impact to our customers?
- The New Company

Company Strengths

GENESIS

- Best of Class Monitor Technology
- Mixed Signal Integration
- Operational Strength, >40Mu shipped
- 140+ Patents Issued
- Award Winning Faroudja Video
- Brand Recognition

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- Best of Class Projection Technology
- Feature Innovation
- Smart Integration Technology
- System Engineering Expertise
- Advanced Video Processing, HDTV
- Broad Applications Experience

FAROUDJA DCDi by FAROUDJA

Digital TV Solutions pixelworks

powered by pixelworks

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Strategy: Why are we doing this?

GENESIS (Display Perfection)

- Leader in LCD Monitor ICs
- Digital TV Technology



Flat Panel TV



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- Leader in Projector ICs
- TV Solutions

Flat Panel TV





Strategy: Why are we doing this?

GENESIS DISPLAY PERFE pixelworks

Leader in LCD Monitor ICs

Digital TV Technology

Leader in Projector ICs

TV Solutions

Drive Flat Panel TV Technology







Your Partner for advanced display ICs

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Integration Time Line

Sign

Close

March 2003 — Merger Announced
- Operate Independently
- Integration Team

Q3 2003 — Active Integration
- New Company
- Unify Organization
- Unify Roadmap
- All Products Continue

Q4 2003 — Single Company
- LCD Monitor Product Line
- Projector Product Line
- TV Product Line
- Complementary Skills
- Best of Breed Technology
- Integrated Roadmap
- Integrated Operations
- All Products Continue

GENESIS DISPLAY PERFECTION

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The New Organization

GENESIS pixelworks


Chairman of the Board
James Donegan
Board of Directors
9 Members
Allen Alley
President and CEO
Hans Olsen
Executive Vice President
Chief Operating Officer
Anders Frisk
Executive Vice President
Products and Marketing
Jeff Bouchard
Executive Vice President
Chief Financial Officer
Eric Erdman
Executive Vice President
Corporate Development

The New Company: Strategy

- Leadership in LCD monitor controllers
- Leadership in projector ICs
- CRT TV product initiative
- Drive flat panel TV adoption
- Total Customer Satisfaction

Customer Impact

After Closing

- **Continuity and Stability**
  - **Commitment to support customers during transition**
- **Assured Production**
  - **All existing Genesis and Pixelworks products**
- **Support**
  - **Designs in production**

Future

- **Complete Product Line for Advanced Displays**
  - **Monitors, Projectors, CRT TVs & Flat Panel TVs**
  - **Combined technologies for innovative products**
- **Increased R&D Capability**
  - **Ability to expand into broader markets**
- **Largest dedicated global customer support**

The New Company

- More Technology
  - Faroudja Video, nDSP, Mixed Signal, ...
  - More advancement and innovation in video technology
- More Products
  - Monitors, Projectors, CRT TVs, LCD TVs
- More Technical Support
  - Korea, Taiwan, Japan, China, North America, Europe, India
- Lower Costs
  - Manufacturing Volume, > 10Mu per quarter
  - More competitive pricing
- Financial Strength
  - $200M+ Cash, $300M+ Revenue

GENESIS pixelworks

The Bottom Line

- What about my job?
- Who will I report to?
- Do I have to move?
- What will I be working on now?
- What about my stock?
- What about my benefits?
- What happens next?

What about my job?

- No changes at this time

- Some personnel reductions are expected and would occur following closure of the merger

- Staffing driven by:
  - Alignment of business objectives
  - Needs of customers
  - Talents of employees

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Who do I report to?

- No immediate changes
- Until the close, we are still separate companies, and are required to continue to conduct business as competitors
- During the closing period, planning for the combined company will be conducted by the Integration Team

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Do I have to move?

- We expect very few employee relocations
- We expect to continue operation in our present cities, although offices are likely to consolidate
  - Based on lease negotiations and capacity requirements in areas where co-locations exist
  - Field offices will likely be combined over time

What will I be working on?

- Business as usual -- Stay focused on current projects
- Project prioritization meetings will be scheduled in the following weeks

What about my stock?

- Each share of your stock or options will be exchanged for one share (1:1) of the combined company stock which will be issued at closing
- No change to existing option grants
  - Strike price on existing options will not change
  - Same vesting schedule
- The stock trading 'window' will open as usual 3 days following earnings announcement

What about my benefits?

- No change for now
- Both companies have comprehensive, competitive programs
- Following the closure, we will harmonize the benefits programs of both companies

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What happens next?

- During the closing period:
  - Strict confidentiality requirements imposed by SEC/Justice Department
  - We are still separate companies
  - Continue to treat Genesis as a competitor
  - No e-mails, meetings or phone calls with Genesis

- Regular communications
  - Expect regular communications to update employees on merger status
  - Address concerns to your manager, director or VP

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Questions & Answers

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